Form 15
SEC 2069-
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United States	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: October 31, 2004
Form 15	Estimated average burden Hours per response…1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS

13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-31027

Amazon Scientific Inc.

(Exact name of registrant as specified in its charter)

              Suite 210-580 Hornby Street, Vancouver, B.C.  V6C 3B6

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  6

Rule 12h-3(b)(1)(i)  !

Rule 12g-4(a)(1)(ii) !

Rule 12h-3(b)(1)(ii) !

Rule 12g-4(a)(2)(i)  !

Rule 12h-3(b)(2)(i)  !

Rule 12g-4(a)(2)(ii) !

Rule 12h-3(b)(2)(ii) !

Rule 15d-6 ---------  !

Approximate number of holders of record as of the certification or notice date:

one

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 16, 2004

 BY:

/s/ Frank A. Roberts

          Frank A. Roberts, President

Instruction:  This form is required by Rules 12g-4, 12h-3 of the General Rules and Regulations under the

Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15,

one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.